

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Mr. Walter P. Mascherin
Executive Vice President and Chief Financial Officer
Fortegra Financial Corporation
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL 32256

Re: Fortegra Financial Corporation
Item 4.01 Form 8-K
Filed April 4, 2013
Item 4.01 Form 8-K/A
Filed April 17, 2013
Item 4.01 Form 8-K/A
Filed April 23, 2013
File No.   001-35009

Dear Mr. Mascherin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief